EXHIBIT 99.1

Status of Repurchase of Own Shares of Internet Initiative Japan Inc.

(Repurchase of own shares pursuant to the provisions of Article 165, Paragraph 2 of the Corporation Law of Japan)

TOKYO, Dec. 02, 2016 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE1:3774) announced today the status of the ongoing repurchase of its own shares as authorized at the meeting of IIJ’s Board of Directors held on November 4, 2016.

Status of repurchase of own shares from November 7, 2016 to November 30, 2016:

1. Type of shares repurchased:	Common stock of IIJ
2. Period for share repurchase:	From November 7, 2016 to November 30, 2016
3. Aggregate number of shares repurchased:	347,700 shares
4. Aggregate price of shares repurchased:	JPY 554,836,300
5. Method of repurchase:	Open market purchase at the Tokyo Stock Exchange

Reference

1. Resolution at the meeting of Board of Directors held on November 4, 2016:

(1) Type of shares to be repurchased:	Common stock of IIJ
(2) Total number of shares to be repurchased:	Up to 950,000 shares
(3) Total amount to be repurchased:	Up to JPY 1,500,000,000
(4) Period of repurchase:	From November 7, 2016 to January 31, 2017
(5) Method of repurchase:	Open market purchase at the Tokyo Stock Exchange

2. Aggregate number and aggregate price of shares repurchased as of November 30, 2016 based on the resolution authorized at the meeting of IIJ’s Board of Directors held on November 4, 2016:

(1) Aggregate number of shares repurchased:	347,700 shares
(2) Aggregate price of shares repurchased:	JPY 554,836,300

This press release is published in order to publicly announce the status of the ongoing repurchase of IIJ’s own shares pursuant to the authorization at the meeting of IIJ’s Board of Directors held on November 4, 2016 and is not prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access services, and cloud computing services. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom, Singapore and Hong Kong. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the Securities and Exchange Commission, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500  E-mail: ir@iij.ad.jp  URL: http://www.iij.ad.jp/en/ir